July 5, 2016
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Touchstone Strategic Trust (the “Trust”)
Registration Statement on Form N-14
(File No. 333-211683)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, the undersigned hereby request that the effective date for Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 referenced above be accelerated so that it will become effective as of July 6, 2016 or as soon thereafter as practicable.
[Signature Page Follows]

Sincerely,
TOUCHSTONE STRATEGIC TRUST

By:/s/ Terrie A. Wiedenheft
Name: Terrie A. Wiedenheft
Title: Treasurer and Controller